Mail Stop 3561

July 15, 2009

Mr. Christopher Reed, Chief Executive Officer
Reed's, Inc.
13000 South Spring Street
Los Angeles, California 90061

> **Re:** **Reed's, Inc.**
> **Registration Statement on Form S-3/A**
> **File No. 333-156908**
> **Filed June 23, 2009**

Dear Mr. Reed:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comments one of our letter dated May 28, 2009, and we reissue comment one. Your registration statement still remains incomplete, particularly for the terms related to the common stock underlying the Series B Convertible Preferred Stock. Please revise to include the missing terms as they become known. Please be advised that we may have additional comments given the amount of missing information.

2. We note your response to comment 2 to provide the information to comply with Instruction 7 of Form S-3 regarding IB.6. We also note your statement that "as of

the date hereof, we have not offered any securities pursuant to General Instruction I.B.6 of Form S-3 during the prior 12 calendar month period that ends on and includes the date hereof." Please revise to reflect the company's offering on Form S-3 333-159298 filed on 5/15/09, as amended.

3. Please revise your fee table to indicate the number of number of transferable rights being registered.

4. We note your response to comment three that the shares of common stock underlying the Series B Convertible Preferred Stock are being registered. We also note footnote 4 to the fee table which states that the securities being registered include such additional indeterminate number of shares of common stock as may be issued upon conversion of the Series B Preferred. Revise your fee table and cover page to indicate the amount of shares of common stock underlying the Series B Preferred that are being registered.

5. We note your response to comment four of our letter dated May 28, 2009, and we reissue it in part. Please advise us of the basis for your belief that this offering is eligible to be registered on Form S-3, as it is unclear whether the offering will exceed the one-third limitation of your non-affiliated public float. Your analysis does not address the shares of common stock underlying the Series B Preferred Shares. We may have further comment.

Waiver of Maximum Offering Amount, page 43

6. We note your statement that "we may waive the maximum offering amount in our sole discretion." Please advise us of the meaning of your statement. We note your disclosure that "we will raise no more than $3,000,000 in this offering" on the cover page of your prospectus.

Exhibits, page II-2

7. Please file all missing exhibits with your next amendment.

Form 10-K for the fiscal year ended December 31, 2008

Item 9A. Controls and Procedures, page 27

8. We note your response to comment 6 on page three of your response letter (i.e. responding to comment six of our letter dated June 5, 2009 addressing your Form S-3 File No. 333-159298). We reissue comment six of our letter dated June 5, 2009. It is unclear why your material weaknesses with your lack of segregation of duties, backup systems, and documentation and review of your internal control would not also affect "the information required to be disclosed by the issuer in the

reports that it files or submits under the Act (15 U.S.C. 78a et seq.) is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms." *See* Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. Please revise or advise us in sufficient detail why your material weaknesses related to your internal control over financial reporting would not materially affect your disclosure controls and procedures.

Form 10-Q Filed May 13, 2009

Item 4T. Controls and Procedures, page 17

9. In light of your response to comment 5 on page three of your response letter (i.e. responding to comment five of our letter dated June 5, 2009 addressing your Form S-3 File No. 333-159298), please revise your discussion in the "Changes in Internal Control over Financial Reporting" section to discuss your remediation efforts that have occurred since the fiscal year ended December 31, 2008.

10. In light of comment seven above, please either amend your assessment of your disclosure controls and procedures for the quarter ended March 31, 2009 or advise us why it is not necessary.

Form S-3/A (File no. 333-159298) Filed on June 23, 2009

11. Please resolve the staff's outstanding comments for your Form S-3/A (File no. 333-159298) prior to requesting acceleration for Form S-3 (File no. 333-156908).

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Edwin Kim at (202) 551-3297 or David Link at (202) 551-3356 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc: Ruba Qashu, Esq.
        Fax: (866) 313-3040
        Joseph A. Smith, Esq.
        Fax: (212) 401-4741